UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 1)

Newegg Commerce, Inc.
(Name of Issuer)

Common Stock, par value $0.021848

(Title of Class of Securities)

G6483G100

(CUSIP Number)

Fred Chang

21688 Gateway Center Dr., Suite 300,

Diamond Bar, California 91748

(562) 884-8829

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Lee Cheng

Buchalter

18400 Von Karman Avenue, Suite 800

Irvine, California 92612

(949) 760-1121

November 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G6483G100	Page 2 of 15

(1)	Names of reporting persons Fred Faching Chang
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 90,215,676 (1)(2)
	(8)	Shared voting power 30,854,525 (1)(3)
	(9)	Sole dispositive power 90,215,676 (1)(2)
	(10)	Shared dispositive power 30,854,525(1)(3)

(11)	Aggregate amount beneficially owned by each reporting person 121,070,201(1)(4)(5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 31.2% (5)
(14)	Type of reporting person (see instructions) IN

(1)	Share numbers are as of November 1, 2023.
(2)

Consists of (i) 73,112,406 shares are owned by Tekhill USA LLC; (ii) 9,158,558 shares are owned by Nabal Spring, LLC; and (iii) vested stock options exercisable for 7,944,712 Common Shares at an exercise price of $1.19 per share held by Fred Chang. Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Tekhill USA LLC and Nabal Spring, LLC, as well as his options.

(3)

Consists of (i) 23,624,115 shares are owned by the Fred Chang Partners Trust; (ii) 5,435,754 shares are owned by the Chang Trust 2008; (iii) 797,625 shares are owned by the Chang 2009 Annuity Trust No. 1; (iv) 332,340 shares are owned by the Chang 2009 Annuity Trust No. 2; and (v) 664,691 shares are owned by the Chang 2009 Annuity Trust No. 3. Mr. Chang has shared voting and dispositive power with his wife with respect to the shares held by the Fred Chang Partners Trust and the Chang Trust 2008, and shared ownership of the shares held by the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3. Mr. Chang is the settlor of the Fred Chang Partners Trust, the Chang Trust 2008, the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3 is settlor of the Fred Chang Partners Trust, the Chang Trust 2008, the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3.

(4)

Consists of (i) 73,112,406 shares are owned by Tekhill USA LLC; (ii) 23,624,115 shares are owned by the Fred Chang Partners Trust; (iii) 9,158,558 shares are owned by Nabal Spring, LLC; (iv) 5,435,754 shares are owned by the Chang Trust 2008; (v) 797,625 shares are owned by the Chang 2009 Annuity Trust No. 1; (vii) 332,340 shares are owned by the Chang 2009 Annuity Trust No. 2; (vi) 664,691 shares are owned by the Chang 2009 Annuity Trust No. 3; and (viii) vested stock options exercisable for 7,944,712 Common Shares at an exercise price of $1.19 per share held by Mr. Chang..

(5)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 3 of 15

(1)	Names of reporting persons Ong I-Ling
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 30,854,525 (1)(2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 30,854,525 (1)(2)

(11)	Aggregate amount beneficially owned by each reporting person 30,854,525 (1)(2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of reporting person (see instructions) IN

(1)	Share numbers are as of November 1, 2023.
(2)

Consists of (i) 23,624,115 shares are owned by the Fred Chang Partners Trust; (ii) 5,435,754 shares are owned by the Chang Trust 2008; (iii) 797,625 shares are owned by the Chang 2009 Annuity Trust No. 1; (iv) 332,340 shares are owned by the Chang 2009 Annuity Trust No. 2; and (v) 664,691 shares are owned by the Chang 2009 Annuity Trust No. 3. Fred Chang has shared voting and dispositive power with his wife with respect to the shares held by the Fred Chang Partners Trust and the Chang Trust 2008, and shared ownership of the shares held by the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3. Mr. Chang is the settlor of the Fred Chang Partners Trust, the Chang Trust 2008, the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3 is settlor of the Fred Chang Partners Trust, the Chang Trust 2008, the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3.

(3)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 4 of 15

(1)	Names of reporting persons Tekhill USA LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California

Number of Shares beneficially owned by Each reporting person with:	(7)	Sole voting power 73,112,406 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 73,112,406 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 73,112,406 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 18.8% (2)
(14)	Type of reporting person (see instructions) OO

(1)	As of November 1, 2024.
(2)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 5 of 15

(1)	Names of reporting persons Fred Chang Partners Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 23,624,115(1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 23,624,115(1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 23,624,115 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 6.1% (2)
(14)	Type of reporting person (see instructions) OO

(1)	As of November 1, 2024. Consists of 23,624,115 shares are owned by the Fred Chang Partners Trust.
(2)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 6 of 15

(1)	Names of reporting persons Nabal Spring, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 9,158,558 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 9,158,558 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 9,158,558 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.4% (2)
(14)	Type of reporting person (see instructions) OO

(1)	As of November 1, 2024.
(2)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 7 of 15

(1)	Names of reporting persons Chang Trust 2008
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 5,435,754 (1)
	(8)	Shared voting power
	(9)	Sole dispositive power 5,435,754 (1)
	(10)	Shared dispositive power

(11)	Aggregate amount beneficially owned by each reporting person 5,435,754 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.4% (2)
(14)	Type of reporting person (see instructions) OO

(1)	As of November 1, 2024.
(2)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 8 of 15

(1)	Names of reporting persons Chang 2009 Annuity Trust No. 1
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 797,625 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 797,625 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 797,625 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2% (2)
(14)	Type of reporting person (see instructions) OO

(1)	As of November 1, 2024.
(2)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 9 of 15

(1)	Names of reporting persons Chang 2009 Annuity Trust No. 2
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 332,340 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 332,340 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 332,340 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) OO

(1)	As of November 1, 2024.
(2)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 10 of 15

(1)	Names of reporting persons Chang 2009 Annuity Trust No. 3
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of Funds (See Instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization California

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 664,691 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 664,691 (1)
	(10)	Shared dispositive power 0

(11)	Aggregate amount beneficially owned by each reporting person 664,691 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2% (2)
(14)	Type of reporting person (see instructions) OO

(1)	As of November 1, 2024.
(2)	Based on 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024.

SCHEDULE 13D

CUSIP No. G6483G100	Page 11 of 15

Introduction

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”), dated December 17, 2024, amends and supplements the statements on Schedule 13D filed on July 20, 2021 (the “Initial Statement”, and together with this Amendment No.1, the “Schedule 13D”) by the Reporting Persons (as defined in the Initial Statement) and relates to the common shares, par value $0.021848 per share (the “Common Shares”), of Newegg Commerce, Inc., a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”) in order to reflect certain changes in ownership of Common Shares since the Initial Statement. The principal executive office of the Issuer is located at 21688 Gateway Center Dr. Suite 300, Diamond Bar, CA 91765. The Issuer’s Common Shares are listed on the NASDAQ Capital Market under the symbol “NEGG.” Except as otherwise provided herein, each item of the Initial Statement remains unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Initial Statement.

Item 2.

Item 2 of the Initial Statement is hereby amended and supplemented as follows:

(a)

This Schedule statement is being filed jointly by (i) Fred Faching Chang, in his individual capacity (“Mr. Chang”), (ii) Ong I-Ling (“Mrs. Chang”), in her individual capacity,(ii) Tekhill USA LLC, a California limited liability company (“Tekhill”), (iii) the Fred Chang Partners Trust (the “Chang Partners Trust”), (iv) Nabal Spring, LLC, a California limited liability company (“Nabal Spring”), (v) the Chang Trust 2008 (the “Chang Trust 2008), (vi) the Chang 2009 Annuity Trust No. 1 (the “Chang Annuity Trust 1”), (vii) the Chang 2009 Annuity Trust No. 2 (the “Chang Annity Trust 2”), and (viii) the Chang 2009 Annuity Trust No. 3 (the “Chang Annuity Trust 3”, together with Mr. Chang, Tekhill, Chang Partners Trust, Nabal Spring, Chang Trust 2008, Chang Annuity Trust 1, and Chang Annuity Trust 2, the “Reporting Persons”).

(b)	The address of the principal place of business for each Reporting Person is 21688 Gateway Center Dr., Suite 300, Diamond Bar, California 91748.
(c)

Mr. Chang currently serves on the board of directors of the Issuer. Tekhill and Nabal Spring are investment holding companies that are wholly owned by Mr. Chang.  The address of the Issuer 17560 Rowland Street, City of Industry, CA 91748.  The address of Tekhill and Nabal Spring is 21688 Gateway Center Dr., Suite 300, Diamond Bar, California 91748.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Mr. Chang and Mrs. Chang are citizens of the United States. Tekhill and Nabal Spring are California limited liability companies. The Chang Partners Trust, Chang Trust 2008, Chang Annuity Trust 1, Chang Annuity Trust 2 and Chang Annuity Trust 3 are California trusts.

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented as follows:

On July 25, 2023, Tekhill adopted a plan for the disposition of its shares on Rule 10b5-1 (“2023 10b5-1 Plan”), which expired on October 31, 2024.  The 2023 10b5-1 Plan provided for the sale of a fixed number of shares on each trading day.  Since adoption, Tekhill has sold approximately 5,566.000 shares pursuant to the 2023 10b5-1 plan.  Upon expiration of the 2023 10b5-1 Plan, Tekhill adopted a new 10b5-1 Plan (“2024 10b5-1 Plan”) effective on January 1, 2025.  The 2024 10b5-1 Plan also provides for the sale of a fixed number of shares on each trading day. Tekhill also had previously adopted a 10b5-1 Plan on September 29, 2022.

SCHEDULE 13D

CUSIP No. G6483G100	Page 12 of 15

In addition, the Reporting Persons may determine, from time to time in the future, based on market and general economic conditions, the business affairs and financial conditions of the Issuer, the capital requirements of the Company (or other Reporting Persons), the availability of securities at favorable prices and other alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to sell some or all of the securities it now holds or hereafter acquires in the open market, in privately negotiated transactions, or otherwise.  The Reporting Persons may from time to time engage advisors, including broker-dealers, to assist the Reporting Persons in assessing the foregoing considerations.

Subject to the foregoing, none of the Reporting Persons have any current plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer

Item 5 of the Initial Statement is hereby amended and supplemented as follows:

(a) As of November 1, 2024, Mr. Chang beneficially owns 121,070,201 shares of the Issuer’s stock, which represents approximately 31.2 % of the 387,928,000 common shares outstanding as of June 30, 2024 as reported in Exhibit 99.2 of the Issuer’s Form 6-K filed with the Commission on August 29, 2024. Of the total shares beneficially owned, (i) 73,112,406  shares are owned by Tekhill USA LLC; (ii) 23,624,115 shares are owned by the Fred Chang Partners Trust; (iii) 9,158,558 shares are owned by Nabal Spring, LLC; (iv)  5,435,754 shares are owned by the Chang Trust 2008; (v) 797,625 shares are owned by the Chang 2009 Annuity Trust No. 1; (vii) 332,340 shares are owned by the Chang 2009 Annuity Trust No. 2; (vi) 664,691 shares are owned by the Chang 2009 Annuity Trust No. 3; (viii) vested stock options exercisable for 7,944,712 Common Shares at an exercise price of $1.19 per share held by Fred Chang.

Mr. Chang is the sole member and manager of, and has sole voting, investment and dispositive power with respect to the shares held by, Tekhill USA LLC and Nabal Spring, LLC, as well as his options.

Mr. Chang has shared voting and dispositive power with his wife with respect to the shares held by the Fred Chang Partners Trust and the Chang Trust 2008, and shared ownership of the shares held by the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3.  Mr. Chang is the settlor of the Fred Chang Partners Trust, the Chang Trust 2008, the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3 is settlor of the Fred Chang Partners Trust, the Chang Trust 2008, the Chang 2009 Annuity Trust No. 1, the Chang 2009 Annuity Trust No. 2, and the Chang 2009 Annuity Trust No. 3.

(b) The information contained in Item 5(a) of this Report on Schedule 13D is hereby incorporated by reference herein.

(c) During the period between September 1, 2024 and November 1, 2024, Tekhill sold 22,000 shares of common stock per trading day, for a total of 946,000 shares of common stock, on the Nasdaq Stock Market at available market prices ranging from approximately $0.6056 to $0.8274 pursuant to the 2023 10b5-1 Plan Tekhill entered with UBS Financial Services Inc. (“UBS”) on July 25, 2023.

Except as described herein, the Reporting Persons have not effected any transaction in the shares of Common Stock during the past 60 days.

(d) Except as described herein, no person other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

SCHEDULE 13D

CUSIP No. G6483G100	Page 13 of 15

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

By agreement dated March 22, 2022, the Issuer, Mr. Chang, and other Issuer shareholders entered into an amendment (the “First Amendment”) to the Company’s Amended and Restated Shareholders Agreement dated as of May 19, 2021 (the “Shareholders Agreement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Shareholders Agreement. The First Amendment made the ROFR Right in Section 1.03 apply only to 90% of the shares of the Issuer’s common shares that are subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates, calculated as of May 19, 2021.

On March 23, 2022, Tekhill USA LLC (“Borrower”) entered into a Loan and Security Agreement (“East West Loan Agreement”) with East West Bank (“East West Bank”), whereby the Borrower agreed to pledge certain shares of Newegg Commerce, Inc., up to 32 million shares, to East West Bank to obtain credit from East West Bank (“Loan Transaction”).   The East West Loan Agreement was amended on July 12, 2023 (“July 2023 Amendment”) to increase the number of pledged shares to 42 million.  In October 2024, Borrower pledged an additional 1 million shares.  As of the date hereof, an aggregate of 43 million shares owned by Borrower are pledged to East West Bank.

On August 1, 2022, the Issuer, Mr. Chang, and other Issuer shareholders entered into a second amendment (the “Second Amendment”) to the Shareholders Agreement.  The Second Amendment limited the ROFR Right in Section 1.03 to 80% of the shares of the Issuer’s common shares that are subject to such ROFR Right collectively owned by each Principal Shareholder and its Affiliates, calculated as of May 19, 2021.

On or around August 1, 2022, Borrower entered into a Loan and Security Agreement (“Bard Loan Agreement”) with Bard Company Ltd. (“Bard”), whereby the Borrower pledged 27.5 million shares to Bard to obtain credit from the Bard.

In addition, Borrower has pledged 2.5 million shares to Eagle Creek Enterprises Ltd. to secure certain obligations.

The description of the First Amendment and Second Amendment is qualified in its entirety by the actual terms of thereof, which are included as exhibits hereto and incorporated by reference.

SCHEDULE 13D

CUSIP No. G6483G100	Page 14 of 15

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description
1	Joint Filing Agreement, dated July 20, 2021, by and among the Reporting Persons (incorporated by reference to Initial Statement filed by the Reporting Persons on July 20, 2021)
2	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Issuer’s Registration Statement on Form F-1/A, filed December 10, 2021
3	Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 4.3 of the Issuer’s Report on Form F-4/A filed with the Commission on April 1, 2021)
4	First Amendment to the Amended and Restated Shareholders Agreement (incorporated by reference to Exhibit 1.1. of the Issuer’s Form 6-K dated April 28, 2022)
5	Second Amendment to the Amended and Restated Shareholder Agreement (incorporated by reference to Exhibit 99.3 of the Issuer’s Form 6-K dated September 2, 2022)
6	Lock-Up Agreement (incorporated by reference to Annex D of the Issuer’s Report on Form F-4/A filed with the Commission on April 1, 2021)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 17, 2024

FRED CHANG
By:	/s/ Fred Chang
Fred Chang

TEKHILL USA LLC
By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Manager

FRED CHANG PARTNERS TRUST
By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee

NABAL SPRING, LLC
By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Manager

CHANG TRUST 2008
By:	/s/ Fred Chang
Name:	Fred Chang
Title: Trustee

CHANG 2009 ANNUITY TRUST NO. 1
By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee

CHANG 2009 ANNUITY TRUST NO. 2
By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee

CHANG 2009 ANNUITY TRUST NO. 3
By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Trustee